

Mail Stop 4720

November 16, 2015

Via E-mail
Elizabeth M. Berecz
Chief Financial Officer
Nemus Bioscience, Inc.
650 Town Center Drive, Suite 1770
Costa Mesa, CA 92626

Re: Nemus Bioscience, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 28, 2015
File No. 333-206992

Dear Ms. Berecz:

We have reviewed the above referenced registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Description of Business
Our Strategic Partnership, page 33

1. We note your response to comment 2 of our prior letter dated October 14, 2015. Please disclose the aggregate future milestone payments to be paid or received under your agreements with the University of Mississippi, notwithstanding your receipt of confidential treatment for the individual milestone payments.

Consolidated Statements of Stockholders' Equity, page 73

2. Please refer to our prior comment 7. Explain the basis for your new disclosure that "each share of Nemus common stock outstanding totaling 12,880,000 shares was exchanged at a 1:1 conversion rate to LGL shares," when Nemus issued only 3,120,000 shares for

LGL's remaining outstanding shares. Please clarify and revise your disclosure accordingly.

You may contact Frank Wyman at (202) 551-3660 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325, Dan Greenspan at (202) 551-3623 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Daniel Rees, Esq.
        Latham & Watkins LLP